Filed by DENTSPLY International Inc.

Commission File No. 000-16211

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sirona Dental Systems, Inc.

Commission File No. 000-22673

DATE: October 5, 2015

TO: All DENTSPLY Associates

FROM: Bret Wise

SUBJECT: DENTSPLY SIRONA Merger Update

A few weeks ago we announced the historic news of the proposed merger of DENTSPLY International and Sirona Dental Systems, which when completed will result in the formation of DENTSPLY SIRONA. In the short time since the announcement, we have held a public conference call with investors and met with many employees and business partners. Our message has been the same as we provided at the time of the announcement: that the combination of the largest dental consumables company (DENTSPLY) and the largest dental equipment and technology company (Sirona) will position DENTSPLY SIRONA to deliver substantial value to the dental market, allowing us to accelerate innovation, expand clinical education, and provide world class solutions and customer service.

Following the merger announcement there have been numerous articles in the business and dental press. Most properly characterize the transaction as a merger of two important industry players. A few of the articles inaccurately describe the transaction as an acquisition of one company by the other. In this case, the transaction is truly a merger, not an acquisition. Both DENTSPLY and Sirona will bring unique capabilities and technology to the merged company, allowing it to create a powerful value proposition to customers and patients. The fact that this transaction is a merger, bringing two companies together, rather than an acquisition, will be important after the transaction is completed and we bring our two talented groups of employees together.

Technically, in order to transact a merger, one company needs to issue stock (shares) to exchange with the other company’s stock held by its shareholders. This merger will be completed by DENTSPLY issuing shares to the Sirona shareholders in return for retiring the Sirona shares. After this happens, Sirona shareholders will end up owning approximately 42% of the new combined Company, and DENTSPLY shareholders will own approximately 58%. The new company will be named DENTSPLY SIRONA Inc.  Neither company will pay any cash to the other's shareholders. The management team of the new company will be made up of representatives of each of DENTSPLY and Sirona, as is reflected in the senior management positions that have already been announced. Most critical is that both management teams will collaborate and cooperate equally to create the new company.

The work is now underway to obtain the regulatory and shareholder approvals necessary to close this transaction, which we currently expect to be sometime in the first quarter of calendar year 2016. We recognize that this period before the merger approval is challenging as there is a desire to meet with our counterparts from Sirona to begin discussions on various business and operational activities. Prior to obtaining regulatory clearance and closing, the U.S. and non-U.S. antitrust agencies require that the two companies remain independently operated and controlled.  Any impermissible activity prior to closing is a violation of the law and is referred to as “gun jumping” by the U.S. antitrust authorities and is fiercely enforced. As we previously communicated, due to restrictions on gun-jumping, we cannot engage in active discussions with Sirona except in very limited circumstances. Until the transaction closes, DENTSPLY and Sirona will continue to operate as independent companies, with business as usual, meaning we should stay focused on the initiatives and opportunities we were already engaged in.

•	Operate – “Business as usual”
•	Gun-Jumping Guidelines – before merger approval:

o    Do not disclose competitively sensitive information1

o    Do not engage in restructuring discussions or speculation

o    Do not speculate on potential impacts to business, customers, or employees

o    Do not act as merged company commercially

•	Remain focused on business objectives:

1 Examples of competitively sensitive information include but are not limited to materials showing internal costing or pricing information; materials regarding proprietary R&D or product plans; materials regarding DENTSPLY’s positioning relative to its competitors; or confidential contractual terms with customers, distributors, or suppliers.

o    Sales and financial performance

o    Excellent customer service

o    Expanding the impact of our clinical research and education programs

o    Maximizing the impact of our innovation efforts

o    Full support of stakeholders – shareholders, customers and employees

o    Advancing DENTSPLY’s Key Initiatives

If you have further questions, please present them to your manager. I understand that there are many questions that we may not be able to answer yet, but we will do our best to keep you informed of key developments as they emerge.

Thank you for your commitment to DENTSPLY, and congratulations on being part of what we believe promises to be a significant and historic combination. I appreciate your engagement and support during this transformational transaction as we think and move beyond boundaries. Together with Sirona, we will become The Dental Solutions Company, ready to provide end-to-end solutions for dental practitioners and patients worldwide.

Sincerely,

Bret W. Wise

Chairman & CEO

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY International Inc. (“DENTSPLY”) and Sirona Dental Systems Inc. (“Sirona”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. DENTSPLY will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DENTSPLY and Sirona that also constitutes a prospectus of DENTSPLY. DENTSPLY and Sirona will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND Sirona ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, Sirona, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.dentsply.com and www.sirona.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of DENTSPLY and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.